
August 9, 2018

Douglas E. Onsi
Chief Financial Officer
Leap Therapeutics, Inc.
47 Thorndike Street
Suite B1-1
Cambridge, MA 02141

      Re: Leap Therapeutics, Inc.
          Form 10-K for the Year Ended December 31, 2017
          Filed February 23, 2018
          File No. 001-37990

Dear Mr. Onsi:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Healthcare & Insurance